SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935


                              ATC Management Inc 1.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                  a. ATC Management Inc., a Wisconsin corporation, located at N19 W23993 Ridgeview Parkway West, P.O. Box 47, Waukesha, Wisconsin 53187 is an electric utility company that operates and owns an undivided 1/1,000,000 share in electric transmission facilities in Wisconsin, Michigan and Illinois. It has a nominal membership interest in and is the manager of American Transmission Company LLC.

                  b. American Transmission Company LLC, ("ATC LLC") a Wisconsin limited liability company, located at N19 W23993 Ridgeview Parkway West, P.O.
Box 47, Waukesha, Wisconsin 53187 is an electric utility company that owns the remaining interest in the transmission facilities that are operated by and jointly owned with ATC Management Inc.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

----------------------
    1 ATC Management Inc. and American Transmission Company LLC are two entities that conduct business as a single transmission company. See Organization of American Transmission Company, LLC, Public Service Commission of Wisconsin, Docket No. 137-NC-100, December 22, 2000. If the Securities and Exchange Commission were to agree with the Public Service Commission of Wisconsin that these two entities were doing business as a single company, then the combined company would not be a "holding company" as defined in the Public Utility
Holding Company Act of 1935 (the "Act") and would not need to file for an exemption from the Act. However, the two companies are not making that argument in this filing and file Form U-3A-2 to claim exemption from the Act pursuant to Rule 2.

                  ATC Management Inc. owns an undivided 1/1,000,000 and ATC LLC owns the remaining interest in a grid of transmission facilities located primarily in Wisconsin with a portion in the Upper Peninsula of Michigan and a smaller portion in Illinois adjacent to the Wisconsin border. In Wisconsin, the transmission assets consist of approximately 6,882 circuit miles of transmission lines with ratings from 69 kV to 345 kV with associated substations and real property interests. The two companies own approximately 1,884 and 10 miles of additional transmission facilities in Michigan and Illinois respectively.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  None.

                  (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  None.

                  (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  None.

                  (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  None.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

                  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  Neither ATC Management Inc. nor ATC LLC hold interest, directly or indirectly, in an EWG or foreign utility company.

                  (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  None.

                  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  None.

                  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  None.

                  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None.
                                    EXHIBIT A
A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                  Attached as Exhibit A.


                                    EXHIBIT B
An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                  None.

                  The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of March 2005.

                                             ATC Management Inc.
                                             (Name of Claimant)

                                             By: /s/ Walter T. Woelfle
                                                 -------------------------------
                                             Walter T. Woelfle
                                             Vice President, Legal and Secretary

CORPORATE SEAL

Attest:

/s/ John J. Schulze Jr.

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Walter T. Woelfle
Vice President, Legal and Secretary
ATC Management Inc.
N19 W23993 Ridgeview Parkway West  -
Waukesha, Wisconsin 53187-0047